



EASTMAIN

NEWS RELEASE

$500,000 placement by Quebec Mining Fund

Trading Symbol: ER – The Toronto Stock Exchange September 4, 2002

Eastmain Resources Inc. (TSE: ER) is pleased to announce the closing of a $500,000 private placement with SIDEX, société en commandite, LP, a Québec mining fund. The placement consists of 909,091 units at a price of $0.55 per unit. Each unit consists of one common share of Eastmain Resources Inc. and one-half warrant. Each complete warrant gives SIDEX the right to buy one common share of Eastmain at a price of $0.75 per share for a period of 18 months.

The net proceeds of this placement will be used to fund on-going exploration at the Company's Clearwater project. A 10,000-metre diamond drill program with the objective of significantly expanding the 300,000-ounce indicated gold resource at Clearwater is now in progress. The Eau Claire gold deposit is currently one of the highest-grade unmined deposits in the Canadian Shield.

The SIDEX placement represents the Company's commitment to the advancement of the Clearwater project. SIDEX funds are also eligible for the provincial exploration incentive rebates (45%) and mining duties return (12%).

Eastmain's primary objective is the exploration, discovery and development of long-life, low cost profitable ore deposits in Canada. Eastmain jointly (50/50) holds the Clearwater property with partner SOQUEM, Inc. The Company recently obtained an option to earn a 75% interest in Clearwater, one of the most significant undeveloped gold deposits in Northern Québec. Eastmain is listed on The Toronto Stock Exchange, trading under the symbol "ER".

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For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our web site at www.eastmain.com.